

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO GOLD EXTENDS CONTRACT FOR FURTEI MINE CONCENTRATES

Vancouver, B.C., April 21st, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce that Buffalo has signed a second off-take agreement with MRI Trading AG ("MRI") of Zug, Switzerland to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. The contract covers up to 14,500 tonnes to be produced in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan which is currently undergoing final development. Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL (carbon in leach) circuit.

Mr. McEwen stated. "*We are very pleased to extend our relationship with the MRI Group. We expect that, with this agreement and the upcoming completion of the mine plan and in-house feasibility study, we will generate revenues of over €20,000,000 ($32,000,000) in 2009 just from the sale of gold-copper ore.*"

Buffalo's previously announced sale of concentrate to MRI began in early April (*see Buffalo News Release dated February 13th, 2008*) and will continue through the end of the year as the Company processes ore from the Su Masoni open pit and begins development of underground workings.

The NI 43-101 report being prepared by Wardrop engineering is now expected to be completed in May.

About MRI Trading AG

MRI Trading AG is a trader of concentrates and other non-ferrous raw materials. It is part of the MRI group of companies, a leading investment and trading group in the commodities arena. The group has a global presence through its offices in Shanghai, Beijing, Johannesburg, Santiago de Chile, Lubumbashi, New Delhi and Brisbane.

About Buffalo Gold

Buffalo's vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia. The Company also has strategic investments in Kinbauri Gold with advanced projects in Northern Spain in AMI Resources with grassroots projects in Ghana.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Brian McEwen*"

_____

Brian McEwen,
President and CEO

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492

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